

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 14, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Laurence A. Madison
Chief Financial Officer
Sector 10, Inc.
14553 South 790 West #C
Bluffdale, Utah 84065

> **Re: Sector 10, Inc.**
> **Form 10-KSB for the Year Ended March 31, 2008**
> **Filed July 15, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **File No. 000-24370**

Dear Mr. Madison:

We have reviewed your response letter dated September 26, 2008 and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Laurence A. Madison
Sector 10, Inc.
October 14, 2008
Page 2

Form 10-KSB for the Fiscal Year Ended March 31, 2008

Consolidated Financial Statements, page 13

Consolidated Statements of Shareholders' Deficit, page 16

1.   Please refer to prior comment 1. We continue to note that within your draft amended
        Form 10-K that you reflect the changes in your shareholders' deficit for the period from
        December 31, 2006 through March 31, 2007, a period of 3 months. Further, we continue
        to note that you present a period in the statements of shareholders' deficit that is not
        consistent with the audited 12 month period in your statements of operations or the
        audited periods referred to in your auditor's report. Please file an amendment to your
        March 31, 2008 Form 10-KSB to revise the financial statements to reflect consistent
        fiscal periods.

Item 8A.   Controls and Procedures, page 26

2.   We note your statement that a "The Company's disclosure controls and procedures are
        designed to provide a reasonable level of assurance of reaching the Company's desired
        disclosure control objectives." Please revise to state clearly, if true, that your principal
        executive officer and principal financial officer concluded that your disclosure controls
        and procedures are effective at that reasonable assurance level. In the alternative, remove
        the reference to the level of assurance of your disclosure controls and procedures. Please
        refer to Section II.F.4 of Management's Reports on Internal Control Over Financial
        Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
        Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-
        8238.htm>.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Financial Statements, page 3

Note 2. Network Acquisition, page 7

3.   Please refer to prior comment 5. In future filings please clarify in the first paragraph,
        consistent with your response that you are referring to Sector 10 Holdings' products and
        services.

Management's Discussion and Analysis or Plan of Operation, page 10

4.   We note your response to prior comment 6. Please tell us the specific valuation method used and the significant assumptions underlying that valuation. In your response discuss how you used "other similar National and International networks" in your valuation. In future filings, where you provide similar disclosure of the valuation of the network, then please also include a discussion of the valuation method used and the significant assumptions.

5.   Please refer to prior comment 7. Please revise your disclosure to remove your discussion of the valuation report, or ensure that your disclosure is consistent with your responses and the valuation report. Otherwise, tell us why you believe it is appropriate to disclose that the network is valued at $20 million with business when your response states that the valuation report did not include that valuation but stated that "[b]ased on your capacity and should Sector 10 venture to continue to expand its server capability with Hardware, Hosting and expanded sales and a updated fair market value should be re-evaluated and could be worth upwards of $20.5M, more in line with the proposed expansion."

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant